

July 26, 2011

<u>Via E-mail</u>
Daniel P. Gold
President & Chief Executive Officer
Marshall Edwards, Inc.
11975 El Camino Real, Suite 101
San Diego, California 92130

>   **Re:**   **Marshall Edwards, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 8, 2011**
>   **File No. 333-174789**

Dear Mr. Gold:

We have reviewed your correspondence dated July 1, 2011 and we have one additional comment. Please respond to this letter by providing the requested information. To the extent that you do not believe our comment applies to your facts and circumstances, please tell us why in your next response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your response to our prior comment 1. Based on the limited time the selling shareholders have held their shares, the large number of shares being registered for resale and the significant reduction of the selling shareholders' market risk for the securities they purchased, the transaction appears to be a primary offering. In regard to the selling shareholders' market risk, you state in your response that the selling shareholders have "only limited downside protection." However, we note the following:

    - the selling shareholders are entitled to receive up to 2,332,583 additional common shares ("Adjustment Shares") to the extent that the price of the Company's common stock is below the original purchase price of $1.333 per share, but greater than or equal to $0.75 per share on certain dates;

    - if the price of the Company's common stock is below $0.75 on certain dates the Company will refund to the selling shareholders an amount in cash per share of common stock purchased by the selling shareholders equal to the difference between $0.75 and the price of the common stock on such dates; and

- the exercise price of the Series A and B Warrants is subject to a full-ratchet adjustment if and when the Company issues or sells shares of common stock at a price less than the exercise price immediately prior to such issue or sale

Please provide your analysis why, given that these features appear to substantially mitigate the selling shareholders' market risk with respect to the shares purchased, that we should not view this offering as an indirect primary offering by the Company.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Steven A. Navarro, Esq.
        Morgan, Lewis & Bockius LLP
        101 Park Avenue
        New York, New York 10178